POLYMET MINING CORP.	TSX Venture Exchange: POM
American Stock Exchange: PLM
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE

POLYMET FILES SECOND FISCAL QUARTER RESULTS.

Vancouver, British Columbia, August 31, 2006 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) announced today that it has filed its financial statement for the three months ended July 31, 2006. The full report can be accessed at www.polymetmining.com and on SEDAR and EDGAR.

At July 31, 2006 PolyMet reported a cash balance of US$17.3 million and working capital of US$16.1 million, compared with $11.7 million and US$9.1 million respectively at January 31, 2006. During the three months ended July 31, 2006 PolyMet spent US$2.8 million at its NorthMet project, compared with $1.2 million in the equivalent period a year earlier. This expenditure was primarily related to advancement of the Definitive Feasibility Study (“DFS”) scheduled to be released before the end of September 2006.

General and administrative costs in the quarter, excluding non-cash stock-based compensation expense, were $0.751 million compared with $0.384 million in the year earlier period, reflecting increased corporate activity leading to the completion of the DFS.

Douglas Newby, Chief Financial Officer of PolyMet, said “Our working capital of US$16.1 million demonstrates that we are well funded to complete the DFS and permitting of NorthMet.”

He continued, “This was out first reporting period since our shares were listed on the American Stock Exchange and also the first since we appointed PriceWaterhouse LLP as our auditors. I am particularly pleased that we have reported within a month of the end of our fiscal quarter.”

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-platinum group metal deposit and 100% of the Erie Plant, a large processing facility located approximately six miles from the deposit in the established mining district of the Mesabi Iron Range in northeastern Minnesota. The Company is completing its Definitive Feasibility Study and seeking environmental and operating permits in order to commence commercial production anticipated in the third quarter of 2008.

POLYMET MINING CORP. Per: “William Murray” _______________________ William Murray, President

For further information, please contact:
PolyMet Mining Corp.
Warren Hudelson, Public Affairs
218-245-3634
whudelson@polymetmining.com

     The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company’s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.